EXHIBIT 99.3

PROXY STATEMENT

This Proxy Statement is being furnished pursuant to the Proxy Form for the Annual General Meeting (“AGM”) of Himax Technologies, Inc. (“Himax” or the “Company”) to be held on August 31st, 2016 at 09:30 a.m. (Taiwan time).

I.	SHAREHOLDER(s) ADOPTION OF THE COMPANY’S 2015 AUDITED ACCOUNTS AND FINANCIAL REPORTS

The Company seeks shareholder adoption of the Company’s 2015 audited accounts (the “Audited Accounts”), which have been prepared under United States Generally Accepted Accounting Principles, in respect of the financial year ended December 31, 2015. Along with the Audited Accounts, the Company seeks shareholder adoption of the report of the auditors in respect of the same financial period (the “Reports of the Auditors”). A copy of each of the Company’s Audited Accounts and the Reports of the Auditors is included in the 2015 Himax Annual Report which will be available on the Company’s website (http://www.himax.com.tw/en/investor/ir-Financial-Information.asp).

The affirmative vote of a majority of the votes cast at the AGM by the shareholders entitled to vote thereon is required for this proposal.

The Board of Directors of the Company (the “Board of Directors”) recommends a vote FOR this proposal.

II.	RETIREMENT OF THIS TERM AND RE-ELECTION OF MR. HSIUNG-KU CHEN AS AN INDEPENDENT DIRECTOR

Mr. Hsiung-Ku Chen will properly retire from his directorship position at Himax to be eligible for re-election pursuant to the Third Amended and Restated Articles of Association of Himax, and he has offered himself for re-election as an independent director of Himax. A retiring director shall be eligible for re-election.

Mr. HSIUNG-KU CHEN (Dr. Chen) has a B.S. degree in Physics from Fu-Jen University, an M.A. degree in Physics from Temple University and a Ph.D. degree in Applied Physics from Oregon Graduate Center. Dr. Chen specializes in areas including Thin Film Transistor (TFT) Technology, Liquid Crystal Display (LCD) Technology, IC Process Technology and Patent field, etc. He has dedicated himself to the researching and performing practice of the TFT-LCD industry. From 1980 to 2002, Dr. Chen held various positions including manager, director and special assistant of the director’s office in the Electronics Research & Service Organization of the Industrial Technology Research Institute for over 20 years and was the leader of many research projects during his tenure. Additionally, Dr. Chen was elected as Society of Information Display, Taipei Chapter Director and Treasurer from 1992 to 1997 and as Taiwan TFT LCD Association Secretary General from 2000 to 2002. Furthermore, Dr. Chen contributed his professional knowledge to serve as a supervisor of Himax Technologies Limited from April 2003 to December 2003 and as a director from December 2003 to October 2005. Dr. Chen was also the Special Assistant of the CEO Office at Etron Technology, Inc. from 2005 to 2007. Dr. Chen had served as consultants in various organizations including Color Imaging Industry Promotion Office and the Intellectual Property Innovation Corporation. Currently, Dr. Chen serves as consultant of Color Display Industry Promotion Office.

The affirmative vote of a majority of the votes cast at the AGM by the shareholders entitled to vote thereon is required for the election of Mr. Hsiung-Ku Chen as an independent director of Himax.

The Board of Directors recommends a vote FOR this proposal.

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III.	TO AMEND and restate the Company’s 2011 Long-Term Incentive Plan by extending its duration for three (3) years to September 6, 2019.

The Company seeks shareholder adoption on subject that the extension of Three (3) years in respect of the duration of Company’s 2011 Long-Term Incentive Plan Amended and Restated as of August 31st, 2016 (the “2016 Amended Plan”).

Company has well-established “2011 Long-Term Incentive Plan (2011 Plan)” for duration of Five (5) years and has been duly approved by AGM held in 2011, which 2011 Plan will allow the Company’s “Participants” as employees, directors and service providers the opportunity to be qualified to acquire share ownership in the Company for the main purposes of encouraging Participants to devote their best efforts to the business of the Company thereby advancing the interests of the Company and its shareholders. Since 2011 Plan will expire on September 6, 2016, Company intends to maintain same incentive purpose by means of a renewed Long-Term Incentive Plan with the same terms. As of June 30, 2016, there were still approximately 15.4 million Shares (“Non-granted Shares”) under 2011 Plan available for granting to Participants because only approximately 4.6 million Shares in aggregate had been previously granted and still remained outstanding (“Effectively Granted Shares”) (which accounted for approximately 23% of all 20 million Shares authorized to be granted under 2011 Plan).

*Please note the Effectively Granted Shares exclude approximately 0.8 million previously granted Shares that have later been forfeited due to disqualification of certain Participants of 2011 Plan (e.g., due to their employment termination) prior to the vesting of such Shares.

To conclude, Company considers the Non-granted Shares are available to be granted under this 2016 Amended Plan in accordance with its terms. To advance the interests of the Company and its shareholders, Company seeks the adoption by AGM to consume the remaining quota of approximately 15.4 million Non-granted Shares under this 2016 Amended Plan other than to seeking instant adoption of a new Long-Term Incentive Plan in this year.

The detail of 2016 Amended Plan should refer in the attachment of “HIMAX TECHNOLOGIES, INC. 2011 LONG-TERM INCENTIVE PLAN Amended and Restated as of August 31st day, 2016”.

Adoption of this proposal requires the affirmative vote of a majority of the votes cast at the AGM by the shareholders entitled to vote thereon.

The Board of Directors recommends a vote FOR this proposal

IV.	OTHER MATTERS

As of the date of this Proxy Statement, Himax does not intend to present and has not been informed that any other person intends to present any business not specified in this Proxy Statement for action at the meeting.

Shareholders are urged to sign the enclosed proxy form and to return it promptly in the enclosed envelope. Proxies will be voted in accordance with shareholders’ directions. Signing the proxy form does not affect a shareholder’s right to vote in person at the meeting, and the proxy may be revoked prior to its exercise by appropriate notice to the undersigned. If no directions are given in the voting card, proxies will be voted for the:

1.	Adoption of Himax’s 2015 Audited Accounts and Financial Reports, and
2.	Re-election of Mr. Hsiung-Ku Chen as an Independent Director of the Company, and
3.	To amend and restate the Company’s 2011 Long-Term Incentive Plan by extending its duration for three (3) years to September 6, 2019.

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Himax Technologies, Inc.
By:
	Name:	Jordan Wu
	Title:	Director

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